UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NuPathe Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67059M100

(CUSIP Number)

Brian J. Sisko, Executive Vice President & Managing Director

Safeguard Scientifics, Inc.

435 Devon Park Drive, Building 800

Wayne, PA 19087

(610) 293-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Safeguard Scientifics, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 50,924
	8	SHARED VOTING POWER: 7,679,139
	9	SOLE DISPOSITIVE POWER: 50,924
	10	SHARED DISPOSITIVE POWER: 7,679,139
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,730,063
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.4%
14	TYPE OF REPORTING PERSON: CO

1	NAMES OF REPORTING PERSONS: Safeguard Delaware, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,679,139
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,679,139
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,679,139
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.3%
14	TYPE OF REPORTING PERSON: CO

This Amendment No. 2 to the Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission (as amended, the “Schedule 13D”) by Safeguard Scientifics, Inc., a Pennsylvania corporation (“Safeguard”); and Safeguard Delaware, Inc., a Delaware corporation (“SDI” and together with Safeguard, the “Reporting Persons”); relating to the common stock, par value $0.001 per share (the “Common Stock”), of NuPathe Inc., a Delaware corporation (the “Issuer”). All ownership percentages reported herein are based on 29,071,164 shares of Common Stock outstanding as of March 25, 2013, as disclosed by the Issuer in its Annual Report on Form 10-K.

Items 4 and 5 are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D, as amended, is hereby supplemented by adding the following at the end thereof:

On February 4, 2013, SDI converted the 2,500 shares of the Issuer’s Series A Preferred Stock held by SDI into 2,500,000 shares of Common Stock. Upon such conversion of its Series A Preferred Stock, SDI also was issued an additional 28,011 shares of Common Stock as payment of accrued and unpaid dividends on the Series A Preferred Stock. Upon such conversion, SDI’s right to designate two directors on the Issuer’s Board of Directors expired. Also upon such conversion, proxies granted to SDI by unrelated holders of the Series A Preferred Stock, relating to voting for SDI designees to serve on the Board of Directors of the Issuer, and the “full ratchet” anti-dilution feature of the Warrants terminated. Two nominees designated by SDI currently serve on the Issuer’s Board of Directors, and have been nominated for re-election to the Board at the Issuer’s annual meeting of shareholders scheduled to be held on June 5, 2013.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and depending on various factors, may take such actions with respect to their shares as they deem appropriate, including but not limited to, purchasing shares of Common Stock, selling shares of Common Stock, exercising warrants for shares of Common Stock, or taking any other actions with respect to the Issuer’s securities in any manner permitted by law or otherwise by changing their intentions with respect to any and all subjects referenced in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

The disclosure previously contained in Item 5 is amended and restated in its entirety as follows:

(a) SDI beneficially owns 7,679,139 shares of Common Stock, constituting approximately 24.3% of such class of securities.

SDI has shared voting and dispositive powers with respect to a total of 7,679,139 shares, consisting of: (i) 5,160,377 shares of Common Stock held of record; (ii) 18,762 shares of Common Stock which may be acquired by SDI upon the exercise of warrants at an exercise price of $7.45 per share; and (iii) 2,500,000 shares of Common Stock which may be acquired by SDI upon the exercise of Warrants at an exercise price of $2.00 per share. SDI does not have sole voting or dispositive powers with respect to such shares.

Safeguard, as the sole stockholder of SDI and the employer of Gary Kurtzman, a former director of the Issuer, beneficially owns 7,730,063 shares of Common Stock, constituting approximately 24.4 % of such class of securities.

Safeguard, as the sole stockholder of SDI, has shared voting and dispositive powers with respect to a total of 7,679,139 shares, consisting of: (i) 5,160,377 shares of Common Stock held of record by SDI; (ii) 18,762 shares of Common Stock which may be acquired by SDI upon the exercise of warrants at an exercise price of $7.45 per share; and (iii) 2,500,000 shares of Common Stock which may be acquired by SDI upon the exercise of warrants at an exercise price of $2.00 per share. Pursuant to an agreement with Gary J. Kurtzman, Safeguard may be deemed to have sole voting and dispositive powers with respect to 50,924 shares of Common Stock underlying stock options granted to Dr. Kurtzman.

(b) By virtue of the relationship of the Reporting Persons described in Item 5(a), the Reporting Persons have shared voting and dispositive power over 7,679,139 shares of Common Stock.

Dr. Kurtzman, who was a director of the Issuer until October 23, 2012 and is an employee of Safeguard, holds an aggregate of 50,924 stock options to acquire shares of Common Stock of the Issuer. Pursuant to the terms of his employment with Safeguard and a written agreement between Dr. Kurtzman and Safeguard, Safeguard is the beneficial owner of the options held by Dr. Kurtzman and may direct his actions regarding such options. Safeguard may be deemed to have sole voting or dispositive powers with respect to the shares underlying the stock options held by Dr. Kurtzman.

James A. Datin and Brian J. Sisko, who both serve as directors of the Issuer and are employees of Safeguard, each hold 13,500 restricted stock units of the Issuer (the “RSUs”). Pursuant to their terms, each RSU represents the right to receive one share of Common Stock. The RSUs vest upon the earlier of (i) the day before the 2014 annual meeting of stockholders of the Issuer, or (ii) April 24, 2014. Shares of the Issuer’s Common Stock with respect to the RSUs shall be delivered upon the earliest to occur of (i) March 31 of the calendar year immediately following the year in which the RSUs vest; (ii) a “Change of Control” (as defined in the Issuer’s plan under which the RSUs were issued) but only to the extent the “Change of Control” is also a “change in control” event for purposes of Section 409A of the Internal Revenue Cold of 1986, as amended and the regulations promulgated thereunder (the “Code”); or (iii) the separation from service of the holder of the RSU from the Issuer (within the meaning of such term under Section 409A of the Code). By reason of their employment with Safeguard and pursuant to a written agreement between each of Mr. Sisko and Mr. Datin and Safeguard, Safeguard is the beneficial owner of the RSUs held by Mr. Sisko and Mr. Datin and may direct each of their actions regarding such RSUs. Safeguard may be deemed to have sole voting or dispositive powers with respect to the shares of Common Stock related to the RSUs held by Mr. Datin and Mr. Sisko. These RSUs are not currently vested and will not vest within 60 days, and therefore, the related shares of Common Stock are not included in the Common Stock of the Issuer deemed “beneficially owned” for purposes of this Amendment.

Other Individuals. Mr. Datin, a director of the Issuer and an employee of Safeguard, beneficially owns, and has sole voting and dispositive power over, 20,620 shares of Common Stock. None of the other individuals listed on Schedules II and III of the Schedule 13D beneficially owns, or has sole or shared voting or dispositive power over, any shares of Common Stock.

(c) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the individuals listed on Schedules II and III of the Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

(d) and (e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2013

SAFEGUARD SCIENTIFICS, INC.

By:	/s/ BRIAN J. SISKO
Name: Brian J. Sisko
Title: Executive Vice President & Managing Director

SAFEGUARD DELAWARE, INC.

By:	/s/ BRIAN J. SISKO
Name: Brian J. Sisko
Title: Vice President

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